Exhibit 99.1

Vedanta Limited

Regd. Office: Vedanta Limited 1st Floor, ‘C’ Wing,

Unit 103, Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai 400093, Maharashtra.

www.vedantalimited.com

CIN: L13209MH1965PLC291394

13th July 2021

Vedanta Limited

PRODUCTION RELEASE FOR Q1 FY2022

Aluminium

	Q1			Q4
Particulars (In ‘000 tonnes, or as stated)	FY 22	FY 21	% Change	FY 21	% Change
Alumina- Lanjigarh	482	476	1%	496	(3)%
Total Aluminium Production	549	469	17%	531	3%
Jharsuguda-I	137	132	3%	137	0%
Jharsuguda-II	267	199	34%	250	7%
BALCO-I	66	65	2%	66	0%
BALCO-II	78	72	8%	78	1%

Q1 Fiscal year 2022 vs. Previous Quarters

The Lanjigarh refinery produced 482,000 tonnes of alumina in Q1 FY22, 1% higher as compared to Q1 FY21 and 3% lower as compared to Q4 FY21. The Lanjigarh refinery continues to operate at over 1.9 Mtpa production run rate. We continued to receive bauxite from The Odisha Mining Corporation as per the Long-Term Linkage.

The cast metal aluminium production (including trial run) at our smelters in Jharsuguda and BALCO stood at 549,000 tonnes in Q1 FY22, higher by 17% in comparison to Q1 FY21, mainly due to ramp-up of pots. The production was higher by 3% in comparison to Q4 FY21.

Zinc India

	Q1			Q4
Particulars (In ‘000 tonnes, or as stated)	FY 22	FY 21	% Change	FY 21	% Change
Mined Metal Content	221	202	9%	288	(23)%
Integrated Metal	236	202	17%	256	(8)%
Refined Zinc Integrated	188	157	20%	195	(4)%
Refined Lead Integrated[1]	48	45	9%	61	(21)%
Silver Integrated (in mn ounces)[2]	5.2	3.8	37%	6.5	(21)%

1.	Excluding captive consumption of 1,611 tonnes in Q1 FY22 vs. 1,202 tonnes in Q1 FY21. and 1,825 tonnes in Q4 FY21.
2.	Excluding silver captive consumption of 287,000 ounces in Q1 FY22 vs. 200,000 ounces in Q1 FY21 and 294,000 ounces in Q4 FY21.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 1 of 10

Vedanta Transforming Elements Production release for Q1 FY2022

Q1 Fiscal year 2022 vs. Previous Quarters

Mined metal production for Q1 FY22 was 221,000 tonnes, up 9% as compared to Q1 FY21 on account of higher ore production largely at Rampura Agucha and Zawar mines. This was partially offset by lower overall metal grades. In comparison to Q4 FY21, it decreased by 23%, mainly due to lower ore production at Sindesar Khurd & Ramapura Agucha mine due to operators’ absenteeism in April & May in light of second wave of COVID-19.

Integrated metal production was 236,000 tonnes for Q1 FY22, up 17% as compared to Q1 FY21 in line with higher availability of mined metal and down 8% as compared to Q4 FY21 on account of lower mined metal production. Integrated zinc production was 188,000 tonnes, up 20% as compared to Q1 FY21 and down by 4% as compared to Q4 FY21, integrated lead production was 48,000 tonnes for Q1 FY22, up 9% as compared to Q1 FY21 and down 21% as compared to Q4 FY21. Integrated saleable silver production was 5.2 moz, up 37% as compared to Q1 FY21 on account of higher lead production & reduction in WIP and down 21% as compared to Q4 FY21 in line with lower lead production and lower grades at SK mines.

Zinc -International

	Q1			Q4
Particulars (In ‘000 tonnes, or as stated)	FY 22	FY 21	% Change	FY 21	% Change
Zinc International	61	38	62%	55	10%
Zinc refined -Skorpion	—	1	—	—	—
Mined Metal Content -BMM	15	12	23%	14	3%
Mined Metal Content -Gamsberg	46	25	83%	41	13%

Q1 Fiscal year 2022 vs Previous Quarters

Total production for Q1 FY22 was 61,000 tonnes, higher by 62% as compared to Q1 FY21 mainly due to higher Gamsberg production due to ramp up and COVID lockdown restrictions which were in place in Q1 FY21. Q1 FY22 production was higher by 10% as compared to Q4 FY21 due to 11% higher throughput.

Skorpion production was nil in Q1 FY22 compared to 700 tonnes in Q1 FY21 due to mine being under care and maintenance following multiple slope failures and geotechnical instabilities in FY20. Geotechnical modelling and studies continue to look at feasible ways to make the pit safe for mining operations which allows for the extraction of the remainder of the accessible ore.

BMM produced 15,000 tonnes in Q1 FY22 as compared to 12,000 tonnes in Q1 FY21, up 23% due to significantly higher throughput, offset partially by lower grades and hence lower recoveries. As compared to 14,000 tonnes in Q4 FY21, Q1 FY22 production was higher by 3% due to higher throughput.

Gamsberg’s production was 46,000 tonnes in Q1 FY22, 83% higher as compared to Q1 FY21 and 13% higher as compared to Q4 FY21 due to higher throughput resulting from consistent plant availabilities and improved recoveries. Q1 FY21 production was also partially impacted by Covid-19 restrictions.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 2 of 10

Vedanta Transforming Elements Production release for Q1 FY2022

Oil & Gas

	Q1			Q4
Particulars	FY 22	FY 21	% Change	FY 21	% Change
Average Daily Gross Operated Production (boepd)	164,899	158,779	4%	165,000	0%
Rajasthan	139,798	127,937	9%	138,057	1%
Ravva	14,662	22,037	(33)%	16,258	(10)%
Cambay	10,440	8,805	19%	10,685	(2)%
Average Daily Working Interest Production (boepd)	105,863	98,528	7%	105,123	1%
Rajasthan	97,858	89,556	9%	96,640	1%
Ravva	3,299	4,958	(33)%	3,658	(10)%
Cambay	4,176	3,522	19%	4,274	(2)%
KG-ONN	530	492	8%	552	(4)%
Total Oil & Gas (million boe)
Oil & Gas- Gross	15.0	14.4	4%	14.8	1%
Oil & Gas- Working Interest	9.6	9.0	7%	9.5	2%

Q1 Fiscal year 2022 vs. Previous Quarters

Average gross operated production during Q1 FY22 across our assets was 164,899 barrels of oil equivalent per day (boepd), up 4% compared to Q1 FY21 and at similar levels as compared to Q4 FY21. The ramp up of gas volumes, commissioning of Aishwariya Barmer Hill facility and the impact of polymer injection in Bhagyam and Aishwariya fields enabled to offset the natural field decline.

Gross production from the Rajasthan block averaged 139,798 boepd for the quarter, 9% up as compared to Q1 FY21 and up 1% as compared to Q4 FY21. The increase was primarily driven by ramp up of gas production and polymer injection at Bhagyam and Aishwariya. Gross production from Development Area-1 (DA-1), Development Area-2 (DA-2) and Development Area-3 (DA-3) averaged 122,840 boepd, 16,776 boepd and 182 boepd respectively.

Gas production from Raageshwari Deep Gas (RDG) averaged 155.70 million standard cubic feet per day (mmscfd) (equiv. 25.9 kboepd) in Q1 FY22, with gas sales post captive consumption at 119.8 mmscfd (equiv. 20.0 kboepd).

The Ravva block produced at an average rate of 14,662 boepd for Q1 FY22, down 33% as compared to Q1 FY21 and down 10% as compared to Q4 FY21, owing to natural field decline.

The Cambay block produced at an average rate of 10,440 boepd for the Q1 FY22, up 19% as compared to Q1 FY21 and down 2% as compared to Q4 FY21. This was primarily due to natural field decline and impact of gas sales restriction during April 2020 on account of reduced demand from buyers due to COVID-19 lockdown.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 3 of 10

Vedanta Transforming Elements Production release for Q1 FY2022

Iron Ore

	Q1			Q4
Particulars (In dmt, or as stated)	FY 22	FY 21	% Change	FY 21	% Change
Sales	1.6	1.0	62%	2.2	(25)%
Goa	0.4	0.6	(34)%	0.8	(49)%
Karnataka	1.3	0.4	—	1.4	(12)%
Production of Saleable Ore	1.4	0.9	53%	1.2	24%
Goa	—	—		—
Karnataka	1.4	0.9	53%	1.2	24%
Production (‘000 tonnes)
Pig Iron	202	109	85%	156	29%

Q1 Fiscal year 2022 vs. Previous Quarters

There was no production at Goa due to suspension of mining pursuant to the Hon’ble Supreme Court judgement dated 7th February 2018 directing mining operations of all companies in Goa to stop with effect from 16th March 2018. We continue to engage with the Government for resumption of mining operations.

At Karnataka, production volume in Q1 FY22 was 1.4 million tonnes, higher by 53% as compared to Q1 FY21 and 24% sequentially. Last year Q1 had impact of nationwide COVID 19 lockdown.

Pig iron production was at 2,02,000 tonnes in Q1 FY22, higher by 85% as compared to Q1 FY21 and 29% sequentially. Last year Q1 had impact of nationwide COVID 19 lockdown. One of the major furnace, whose relining activity was completed in Q4 FY21 is running stable.

Steel

	Q1			Q4
Particulars (In ‘000 tonnes, or as stated)	FY 22	FY 21	% Change	FY 21	% Change
Finished Production
Pig Iron	52	36	42%	48	8%
Billet	24	129	(81)%	12	—
TMT Bar	89	30	—	118	(24)%
Wire Rod	92	59	57%	97	(5)%
Ductile Iron Pipes	31	13	—	44	(29)%

Q1 Fiscal year 2022 vs. Previous Quarters

Total saleable production for Q1 FY22 was 289,000 tonnes, higher by 8% as compared to Q1 FY21, mainly due to COVID-19 restrictions in Q1 FY21. In comparison to Q4 FY2021, total saleable production was down by 9% mainly due to instabilities and hanging issues at blast furnace.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 4 of 10

Vedanta Transforming Elements Production release for Q1 FY2022

FACOR

	Q1			Q4
Particulars (In ‘000 tonnes, or as stated)	FY 22	FY 21	% Change	FY 21	% Change
Ore Production	123	38	—	56	—
Ferro Chrome Production	18	15	26%	18	(1)%

Note: The Company has acquired control over Ferro Alloys Corporation Limited (“FACOR”) on September 21, 2020. The numbers presented for previous periods are for comparison only.

Q1 Fiscal year 2022 vs. Previous Quarters

Ore production in Q1 FY22 was 3 times higher as compared to Q1 FY21 due to continuous operations of both mines. It is also more than double as compared to Q4 FY21.

The Company has achieved Ferro Chrome production of 18,000 tonnes in Q1 FY22 as against 15,000 tonnes in Q1 FY21, Quantities have improved due to continuous operations of Charge Chrome Plant with improved productivity wherein plant was closed in Q1 FY21 for 17 days due to COVID 19 lockdown. It was marginally lower than Q4 FY21 due to annual maintenance shutdown of the plant in the month of April 2021 for 7 days, post which plant productivity has improved by ~11%.

Copper — India

	Q1			Q4
Particulars (In ‘000, or as stated)	FY 22	FY 21	% Change	FY 21	% Change
Copper Cathodes	28	17	65%	35	(20)%

Q1 Fiscal year 2022 vs Previous Quarters

Our Silvassa refinery and wire rod plant continue to operate. This enables us to cater to the domestic market. Production from the Silvassa refinery was 65% higher in Q1 FY22 as compared to Q1 FY21 due to the nationwide COVID-19 restrictions prevailing in Q1 FY21. The production has dropped in Q1 FY22 by 20% as compared to Q4 FY21 largely due to sluggish domestic copper demand in the market impacted by the second COVID-19 wave.

Smelting operations at Tuticorin have been halted since April 2018. The Tamil Nadu Pollution Control Board (TNPCB) through an order dated 9th April 2018 rejected the Consent to Operate (CTO) of the Tuticorin Plant and issued a direction for closure and disconnection of power supply at the plant. In May 2018, The Government of Tamil Nadu has issued orders with a direction to permanently seal the existing copper smelter plant at Tuticorin. The matter is currently under sub judice before the Supreme Court.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 5 of 10

Vedanta Transforming Elements Production release for Q1 FY2022

Power

	Q1			Q4
Particulars (In MU, or as stated)	FY 22	FY 21	% Change	FY 21	% Change
Total Power Sales	2722	1843	48%	3352	(19)%
Jharsuguda 600 MW	545	685	(21)%	558	(2)%
TSPL	1628	643	—	2349	(31)%
BALCO 300 MW	409	403	1%	380	8%
HZL Wind Power sales (MU)	140	112	25%	65	—
TSPL Availability	59%	97%	—	84%	—

Q1 Fiscal year 2022 vs. Previous Quarters

During Q1 FY22, power sales were 2,722 million units higher by 48% as compared to Q1 FY21 and 19% lower as compared to Q4 FY21. Power sales at TSPL were 1,628 million units with 59% plant availability factor in Q1 FY22. At TSPL, the Power Purchase Agreement with the Punjab State Electricity Board compensates us based on the availability of the plant.

The 600 MW Jharsuguda IPP operated at plant load factor (PLF) of 45% in Q1 FY22 (PLF of 56% in Q1 FY21 and 46% in Q4 FY21).

The 300 MW BALCO IPP operated at a PLF of 68% in Q1 FY22 (PLF of 67% in Q1 FY21 and 63% in Q4 FY21)

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 6 of 10

Vedanta Transforming Elements Production release for Q1 FY2022

Production Summary (Unaudited)

				(In ‘000 tonnes, except as stated)
	Q1			Q4
Particulars	FY 22	FY 21	% Change	FY 21	% Change
ALUMINIUM
Alumina- Lanjigarh	482	476	1%	496	(3)%
Total Aluminium Production	549	469	17%	531	3%
Jharsuguda-I	137	132	3%	137	0%
Jharsuguda-II	267	199	34%	250	7%
BALCO-I	66	65	2%	66	0%
BALCO-II	78	72	8%	78	1%
ZINC INDIA
Mined Metal Content	221	202	9%	288	(23)%
Integrated Metal	236	202	17%	256	(8)%
Refined Zinc Integrated	188	157	20%	195	(4)%
Refined Lead Integrated[1]	48	45	9%	61	(21)%
Silver Integrated (in mn ounces)[2]	5.2	3.8	37%	6.5	(21)%
ZINC INTERNATIONAL	61	38	62%	55	10%
Zinc refined -Skorpion	—	1	—	—	—
Mined Metal Content -BMM	15	12	23%	14	3%
Mined Metal Content -Gamsberg	46	25	83%	41	13%
OIL & GAS
Average Daily Gross Operated Production (boepd)	164,899	158,779	4%	165,000	0%
Rajasthan	139,798	127,937	9%	138,057	1%
Ravva	14,662	22,037	(33)%	16,258	(10)%
Cambay	10,440	8,805	19%	10,685	(2)%
Average Daily Working Interest Production (boepd)	105,863	98,528	7%	105,123	1%
Rajasthan	97,858	89,556	9%	96,640	1%
Ravva	3,299	4,958	(33)%	3,658	(10)%
Cambay	4,176	3,522	19%	4,274	(2)%
KG-ONN	530	492	8%	552	(4)%
Total Oil & Gas (million boe)
Oil & Gas – Gross	15.00	14.40	4%	14.80	1%
Oil & Gas – Working Interest	9.60	9.00	7%	9.50	2%

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 7 of 10

Vedanta Transforming Elements Production release for Q1 FY2022

Particulars (In ‘000 tonnes, or as stated)	Q1			Q4
	FY 22	FY 21	% Change	FY 21	% Change
IRON ORE (In million dry metric tonnes)
Sales	1.6	1	62%	2.2	(25)%
Goa	0.4	0.6	(34)%	0.8	(49)%
Karnataka	1.3	0.4	—	1.4	(12)%
Production of Saleable Ore	1.4	0.9	53%	1.2	24%
Goa	—	—		—
Karnataka	1.4	0.9	53%	1.2	24%
Production (‘000 tonnes)
Pig Iron	202	109	85%	156	29%
STEEL
Finished Production
Pig Iron	52	36	42%	48	8%
Billet	24	129	(81)%	12	—
TMT Bar	89	30	—	118	(24)%
Wire Rod	92	59	57%	97	(5)%
Ductile Iron Pipes	31	13	—	44	(29)%
FACOR
Ore Production	123	38	—	56	—
Ferro Chrome Production	18	15	26%	18	(1)%
COPPER – INDIA
Copper Cathodes	28	17	65%	35	(20)%
POWER (In million units)
Total Power Sales	2722	1843	48%	3352	(19)%
Jharsuguda 600 MW	545	685	(21)%	558	(2)%
TSPL	1628	643	—	2349	(31)%
BALCO 300 MW	409	403	1%	380	8%
HZL Wind Power sales (MU)	140	112	25%	65	—
TSPL Availability	59%	97%	—	84%	—

1.	Excluding captive consumption of 1,611 tonnes in Q1 FY22 vs. 1,202 tonnes in Q1 FY21. and 1,825 tonnes in Q4 FY21.
2.	Excluding silver captive consumption of 287,000 ounces in Q1 FY22 vs. 200,000 ounces in Q1 FY21 and 294,000 ounces in Q4 FY21.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 8 of 10

Vedanta Transforming Elements Production release for Q1 FY2022

For further information, please contact:

Investor Relations Varun Kapoor Director – Investor Relations Raksha Jain Manager – Investor Relations	Tel: +91 124 476 4096 vedantaltd.ir@vedanta.co.in

Communications Ms. Roma Balwani Director – Communications and Brand	Tel: +91 11 4916 6250 gc@vedanta.co.in

Mr. Abhinaba Das Head, Media Relations

About Vedanta Limited

Vedanta Limited, a subsidiary of Vedanta Resources Limited, is one of the world’s leading Oil & Gas and Metals company with significant operations in Oil & Gas, Zinc, Lead, Silver, Copper, Iron Ore, Steel, and Aluminium & Power across India, South Africa, Namibia, and Australia. For two decades, Vedanta has been contributing significantly to nation building. Governance and sustainable development are at the core of Vedanta’s strategy, with a strong focus on health, safety, and environment. Giving back is in the DNA of Vedanta, which is focused on enhancing the lives of local communities. Under the aegis of Vedanta Cares, the flagship social impact program, Nand Ghars have been set up as model Anganwadis focused on eradicating child malnutrition, providing education, healthcare, and empowering women with skill development. Vedanta and its group companies have been featured in Dow Jones Sustainability Index 2020, and were conferred Frost & Sullivan Sustainability Awards 2020, CII Environmental Best Practices Award 2020, CSR Health Impact Award 2020, CII National Award 2020 for Excellence in Water Management, CII Digital Transformation Award 2020, ICSI National Award 2020 for excellence in Corporate Governance, People First HR Excellence Award 2020, ‘Company with Great Managers 2020’ by People Business and certified as a Great Place to Work 2021. Vedanta’s flagship Nand Ghar Project was identified as best CSR project by the Government of Rajasthan. Vedanta Limited is listed on the Bombay Stock Exchange and the National Stock Exchange in India and has ADRs listed on the New York Stock Exchange.

For more information, please visit www.vedantalimited.com

Vedanta Limited

Vedanta, 75, Nehru Road,

Vile Parle (East), Mumbai – 400 099

www.vedantalimited.com

Registered Office:

Regd. Office: 1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai – 400 093

CIN: L13209MH1965PLC291394

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 9 of 10

Vedanta Transforming Elements Production release for Q1 FY2022

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behavior of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.

Please note that any production numbers/data, provided as on 30 June 2021 are provisional numbers (“Provisional Production Data”) and have not been independently verified. The Provisional Production Data has not been reviewed and/or examined by the Audit Committee of the Company, and is subject to verification, correction, completion and change without notice. Neither the Company nor any of its affiliates, advisers or representatives shall be responsible and accept any liability whatsoever for any actual or consequential loss or damages howsoever arising from the provision or reliance on or use of any of the Provisional Production Data contained in this Production Release. The Company shall not be responsible for providing access to any additional information or to update the Provisional Production Data or to correct any inaccuracies in such information. The Company makes no representations as to the accuracy or completeness of the numbers in the Provisional Production Data included herein. The Provisional Production Data is being disclosed in connection with the limited purpose of disclosure in the consent solicitation process for amending certain the terms and conditions of some of the existing foreign bonds issued by the Vedanta Resources group.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394	Page 10 of 10